Exhibit 99.1

Westport Announces Robert Transport Order for 180 Peterbilt LNG Trucks Powered by Westport HD Systems

-LNG Truck Order in Concert with Refuelling Station Installations by Gaz Metro-

VANCOUVER, Oct. 28 /CNW/ - Westport Innovations Inc. (TSX:WPT / NASDAQ:WPRT), a global leader in alternative fuel, low-emissions transportation technologies, today announces that Robert Transport of Boucherville, Quebec has issued a purchase order for 180 Peterbilt liquefied natural gas (LNG) trucks featuring Westport HD Systems. Robert Transport is one of Canada's largest for-hire trucking companies with an estimated 1,100 tractors and 2,300 employees. The new trucks, powered by Westport HD, will be used on line haul routes between Montréal and Québec City, and Montréal to Toronto.

Fueling the Robert Transport fleet is Gaz Métro, a leading distributor of natural gas in Quebec, who plans to install three refueling sites along the 401 Corridor between Quebec City and Mississauga, Ontario.

"This is the single largest order for LNG Trucks powered by Westport HD," said David Demers, CEO of Westport Innovations. "It's evidence that natural gas is gaining momentum as a mainstream transportation fuel in Canada. With the imperative to reduce GHG emissions from heavy-duty transport and the Quebec government's incentives, companies like Robert Transport and Gaz Métro are helping deploy natural gas transportation solutions to help reduce emissions."

"Operating natural gas trucks helps reduce one of our largest input costs and reduces our carbon footprint," said Claude Robert, President and CEO of Robert Transport. "This is a win-win for both the environment and our company."

"Natural gas for transportation is an integral part of our future," said Sophie Brochu, Gaz Métro's President and CEO. "We look forward to establishing the first natural gas 'corridor' in Canada and doing our part to help reduce carbon emissions."

"Peterbilt trucks with LNG systems continue to grow in popularity", said Bill Jackson, General Manager at Peterbilt Motors. "We are excited to work with Robert Transport and Westport to deliver a high quality product that provides the performance and environmental characteristics to support their business."

Helping drive innovation and improve carbon footprints in Quebec, the government announced that that the depreciation rate applicable to commercial trucks or tractors was increased from 40% to 60% for any new equipment acquired after March 31st, 2010. Furthermore, an additional 85% cut for amortization reduction is granted if the truck or tractor runs on LNG.

The Westport HD System consists of the GX 15-litre engine, proprietary Westport fuel injectors, LNG fuel tanks with integrated cryogenic fuel pumps, and associated electronic components to facilitate robust performance and reliable operation. The Westport HD GX engine is certified and compliant to 2010 U.S. Environmental Protection Agency (EPA) and California Air Resources Board (CARB) emission limits in North America.

About Gaz Métro

With over $3.6 billion in assets, Gaz Métro is Québec's leading natural gas distributor. Operating in this regulated industry for over 50 years, Gaz Métro has become the trusted energy provider to some 180,000 customers in Québec and 136,000 customers in Vermont while developing the skills and expertise needed to diversify beyond natural gas. Gaz Métro's prudent growth strategy has been marked by the successful entry into electricity distribution in Vermont and development of wind power projects in Québec. Offering historically strong and stable distributions and showing a competitive spirit, Gaz Métro is committed to its customers, Partners, employees and the community. http://www.gazmetro.com/

About Westport Innovations Inc.

Westport Innovations Inc. is a global leader in alternative fuel, low-emissions technologies that allow engines to operate on clean-burning fuels such as compressed natural gas (CNG), liquefied natural gas (LNG), hydrogen, and biofuels such as landfill gas. Our unique technologies reduce nitrogen oxides (NOx), particulate matter (PM), and greenhouse gas emissions (GHG) while preserving the power, torque, and fuel efficiency of diesel engines. The Company focuses on three distinct categories or target markets - light-, medium-, and heavy-duty - through Westport business units or joint ventures. Juniper Engines is focused on 2.0L and 2.4L engines for industrial applications such as forklifts, oilfield service engines and light-duty automotive. Cummins Westport (CWI), a joint venture with Cummins, sells the world's broadest range of low-emissions alternative fuel engines for commercial urban fleets such as buses, refuse trucks and vocational vehicles ranging from 5.9L to 8.9L. Westport Heavy Duty (Westport HD), with a joint venture agreement with Weichai Power Co. and a development and commercialization agreement with Volvo Powertrain, is focused on LNG fuel systems for heavy-duty trucks (Westport HD Systems) and the platform for licensing Westport HD Systems. To learn more about our business, visit our website or subscribe to our RSS feed at http://www.westport.com/, or follow us on Twitter @WestportWPRT.

Note: This document contains forward-looking statements, including statements regarding the demand for our products, the future success of our business and technology strategies, investment, cash and capital requirements, intentions of partners and potential customers, the performance of our products and expansion of product coverage, future market opportunities, speed of adoption of natural gas for transportation, our estimates and assumptions used in our accounting policies, accruals, and financial condition. These statements are neither promises nor guarantees, but involve known and unknown risks and uncertainties that may cause our actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activities, performance or achievements expressed in or implied by these forward looking statements. These risks include risks related to our revenue growth, operating results, industry and products, the general economy, conditions of and access to the capital and debt markets, governmental policies and regulation, technology innovations, fluctuations in foreign exchange rates, the progress of clean air plans at the Port of Los Angeles and Long Beach and other global government stimulus packages, the acceptance of natural gas vehicles in fleet markets, the relaxation or waiver of fuel emission standards, the inability of fleets to access capital or government funding to purchase natural gas vehicles, the sufficiency of bio methane for use in our vehicles, the development of competing technologies as well as other risk factors that may affect our actual results, performance or achievements or financial position discussed in our most recent Annual Information Form and other filings with securities regulators. Readers should not place undue reliance on any such forward-looking statements, which speak only as of the date they were made. We disclaim any obligation to publicly update or revise such statements to reflect any change in our expectations or in events, conditions or circumstances on which any such statements may be based, or that may affect the likelihood that actual results will differ from those set forth in the forward looking statements except as required by National Instrument 51-102.

%CIK: 0001370416

For further information: Inquiries: Darren Seed, Vice President, Investor Relations & Communications, Westport Innovations Inc., Phone: 604-718-2046, Email: invest@westport.com; Marie-Noëlle Cano, Media and Public relations, Gaz Métro, Phone: 514-598-3449; Jean-Robert Lessard, Vice President Marketing, 514-521-1011, jrlessard@robert.ca
CO: Westport Innovations Inc.

CNW 08:00e 28-OCT-10